Emtec

Business & Technology Empowered

Going Dark Discussion

Board of Directors Special Meeting 3/24/13

Overview

- As discussed with the board on prior occasions, management is continually exploring ways to save the Company money and time by finding ways to reduce costs
- Currently one of the largest uses of our resources are the costs related to being a public company
  - There is little to no trading volume in the stock
  - We believe that GAAP rules are inconsistent with economic reality for a company of our size, and we have large non cash charges running through our quarterly statements
    - These confuse our associates, customers, and partners
    - These are limiting the Company's access to opportunities and capital
    - Management spends a significant amount of time calculating these expenses and explaining them
- While many companies can use their public company status to aid their growth through use of it as a currency and as a source of funding, we have the opposite effect, our public company status causes us to lose opportunities as the constituents cannot understand our complex financial statements
- Regulation itself is becoming more costly and our audit and legal fees are increasing
- In order to deregister the Company is required to have fewer than 300 stockholders of record - Currently we have approximately 500
- We are disclosing sensitive information which our competitors are using against us

Estimated Public Company Costs

	FY 11	FY 12	LTM	Source/Comments
Annual Audit Costs	$ 275,500	$ 334,847	$ 301,535	Public Company Audit Fees
Quarterly Review Costs and other	$ 65,000	$ 45,155	$ 42,278	10Q Review Costs
Legal Costs	$ 74,545	$ 103,288	$ 73,442	Dechert SEC review costs
SEC Printers and other SEC Costs	$ 22,000	$ 24,748	$ 25,273	Printers, Filing and Transfer Agent etc. (RDG Filing, Zion's, Broadoridge(ADP) etc.)
SOX Compliance Costs	$ 33,141	$ 14,397	$ 12,002	Conrad - Sox consultant
D&O Business Insurance Costs	$ 45,000	$ 43,513	$ 43,513	D&O Policy Public Company Insurance
Outside Director Fees	$ 54,000	$ 70,750	$ 108,000	Independent directors - Public Company
Internal Staff Costs	$ 263,035	$ 274,826	$ 294,975	SEC Reporting Staff plus 18% burden
Valuation Firm Costs	$ 30,500	$ 50,000	$ 55,000	Valuation Firm Fees
Excess Tax work costs	$ 30,000	$ 22,500	$ 22,500	Outside Quarterly Tax SEC Reporting on the 10Q
Other Misc.	$ 25,000	$ 28,666	$ 34,089	Actual expense Acctg Staff plus $2K a quarter other misc. exp.
Total Public Cost	$ 917,721	$ 1,012,690	$ 1,012,606	
Private Company Audit Cost	$ (125,000)	$ (125,000)	$ (125,000)	Estimate from McGladery (not yet firmed)
Private Company D&O Insurance	$ (13,500)	$ (13,054)	$ (13,054)	30% of Public Company cost - quoted by broker
Tail Coverage Public Company D&O cost (3 years)	$ (26,667)	$ (26,667)	$ (26,668)	3 years tail coverage should keep at $80,000 for 3 years
Private Company Outside Director Fees	$ (22,500)	$ (22,500)	$ (22,500)	Estimated outside directors fees for private company (3 directors $7500 each a year)
Total Off-setting Private Company costs	$ (187,667)	$ (187,221)	$ (187,221)	
Net Public Company Cost Reduced	$ 730,054	$ 825,470	$ 825,385	

Emtec
Business & Technology Empowered

Process

- Over the past several months management has had discussions with investment bankers, private equity funds, counsel and lenders to assess the best way to reduce these costs and possibly go private or go dark
- We considered many of the factors in talking with outsiders including
  - The costs involved in any transaction
  - The ownership structure post transaction
  - The amount of dilution which may come to the remaining stockholders as a result of such a transaction
  - The risks involved with carrying additional debt on the Company's balance sheet post transaction
  - The responsibilities and fiduciary duties of management and the board in these processes
  - Disclosures required
  - Prices at which larger stockholders may be willing to accept liquidity for their shares

Emtec
Business & Technology Empowered

Indication of Interest from Mezzanine Investor

- Members of management in their capacity as stockholders have received a term sheet from a Mezzanine investor for $9.5 million. A transaction such as this would require:
  - Negotiations with outside stockholders (of which we had a few preliminary discussions but were not able to come to an agreement)
  - Transaction expenses could be in the range of $1.3-$1.5 million
  - A significant amount of management time and effort
  - A commitment from members of management to pay fees and expenses of the investor if the deal fell through
  - Dinesh to roll his shares and agree to do so prior to filing
  - Debt to EBITDA of 3.25:1 at close
  - Minimum pro forma EBITDA of $8.4 million

- These members of management were not willing to continue with the investor at this point as there was too much uncertainty around the process succeeding.
  - At this time we believe that transaction is not feasible
    - Negotiations with Stockholders have had limited success
    - Management believes the transaction expenses would be too high, particularly when compared to the overall size of the transaction
    - Management is not willing to commit to pay fees in the case of a broken deal
    - Unlikely to be at 3.25x debt to EBITDA at close
    - Unlikely to be at $8.4 million in LTM EBITDA at close
    - The transaction also required disposal of Federal business before close

Emtec
Business & Technology Empowered

Our stockholder base

- In the process of considering that transaction we started looking again at our current list of stockholders
- Our Transfer Agent shows 489 stockholders of record holding approximately 18.2 million shares
- 92% of the shares are held by 54 stockholders owning more than 10,000 shares a piece representing 16.7M shares (EMT count includes children spouses etc)
- 414 stockholders own a total of 257,861 shares representing an average holding of 623 shares per holder
- 1 Stockholder shown by the transfer agent is the "street" name shares
  - In calculating stockholders of record the underlying broker is counted as a stockholder of record of which there are approximately 30
  - There are approximately 4.6 million shares in street name
  - We have identified 17 beneficial owners in street name holding approximately 3.4 million shares which are included in the 54 above
  - The other street name shares could represent either 20-30 stockholders or up to 1.2 million stockholders if each owned 1 share (unlikely)

		count	current shares	
EMT Total		10	10,263,681	56.4%
Other majors total		8	3,883,987	21.3%
large outsiders total		7	1,230,605	6.8%
acquisitions total		16	947,500	5.2%
key employees total		6	220,000	1.2%
large holders on TA list		7	163,916	0.9%
Street Name Worst Case				
30 shareholders of record		30	1,239,453	6.8%
shareholders under	10,000	414	257,861	1.4%
Totals		498	18,207,003	100.0%

Our conclusion: We are spending nearly $1M per year because of only 1.4%-8% of our Stockholer base

Emtec
Business & Technology Empowered

A quicker and cheaper plan: Going dark

- Concept
  - –Reverse split shares
  - –Cash out stockholders who only own a fraction of a share after the split at a fair price. Delaware law requires that "fair value" is paid for the shares
  - –Forward split shares after payout so existing stockholders who own over 1 share after the reverse split end up with the same number of shares. This saves administrative costs post-transaction
  - –Deregister Exchange Act reporting and reduce public company costs going forward
  - –Cost estimate for transaction $350,000
- Legal issues
  - –Requires consent of majority of stockholders
  - –If challenged under Delaware law and entire fairness analysis is applied, burden of proof can shift to plaintiff if:
    - Duly empowered and functional special committee is appointed who is authorized to set the terms and recommend the transaction to the Board
    - Committee is free to hire its own advisor who provide a fairness opinion or valuation opinion
    - Opinion speaks to fairness of the price of the shares paid to the minority stockholders
  - –Fairness opinion will be beneficial in a defense of the transaction for full board of directors to show duty of care
  - –Board needs to consider fairness for both stockholders who are cashed out as well as those who are not, thus this differs from a typical going private transaction where the committee needs to only consider the consideration paid to the exiting stockholders

Emtec
Business & Technology Empowered

Process and timing (see full schedule for additional details)

- Week 1:
  - Board meets consider whether or not to appoint Special Committee, who if appointed:
    - discusses whether it is advisable to enter into the transaction
    - Determines whether is advisable to hire a financial advisor
  - Company to provide preliminary evidence it has capital to proceed with transaction
  - If Special Committee decides to, hire a financial advisor, interview and negotiate engagement letter

- Week 2
  - Company provides advisor due diligence material
  - Special Committee determines terms for revise split and payout
  - Advisor presents opinion to Special Committee and
  - Advisor and Committee meet to present proposal to full board, board votes on moving ahead or not

Emtec
Business & Technology Empowered

Process

- Week 3:
  - –Majority of stockholders approve by written consent (or full vote at a meeting if necessary which will take an additional 4 weeks) the transaction as proposed
  - –Company and majority stockholder
    - file 13e-3 and 14C which provide information concerning the transaction
    - opine as to fairness of the transaction to cashed out stockholders:
- Week 4/5
  - –Company coordinates with Transfer agent and DTC on mechanics of revise split
  - –Respond to SEC comments, if any
- Week 6- (at least 20 days) following filing
  - –Close on Financing
  - –Close on transaction with amendment to Certificate of Incorporation becoming effective
  - –File form 15 – notice of termination of reporting requirements
- Post closing
  - –Stock replacement certificates issued if necessary
  - –Cash provided to fractional shareholders
  - –90 days after for 15 is filed it becomes effective

Emtec
Business & Technology Empowered

Analysis of Reverse Split

- Street name is wildcard on stockholders
- Rule is that for shares held in street name, Company must count brokers as stockholders of record but does not need to go through to the ultimate beneficial holders
- However brokers have their own rules with regards to reverse split and could distribute the shares to individuals, thus increasing the shares post deal and effectively putting the company over 300 stockholders
- Reverse split should minimize chances of exceeding 300 stockholders of record in the future
- While also minimizing dilution risks and costs to remaining stockholders
- Based on the Company's preliminary analysis a reverse split of 10,000 to one may provide enough cushion to reduce the share count without requiring an unreasonable amount of cash needed to complete the transaction

		Maximum SH post split			Minimum SH post split		
Split Ratio	Known SH after split	Most Potential Street SH after split	max total SH	Min Shares Paid out	Min potential street SH after split	Min total SH	max Shares Paid out
1	498	1,239,453	N/A	N/A	N/A	N/A	N/A
500	138	2,479	2,617	74,993	0	138	1,314,446
1,000	88	1,239	1,327	114,493	0	88	1,353,946
5,000	48	248	296	244,493	0	48	1,483,946
10,000	**37**	**124**	**161**	**364,493**	**0**	**37**	**1,603,946**
25,000	30	50	80	752,667	0	30	1,992,120
50,000	25	25	50	1,097,667	0	25	2,337,120
100,000	24	12	36	1,500,167	0	24	2,739,620

Other Issues to consider

- We have 947,500 shares held by acquired companies
  - These shares all have puts attached
  - Some of these shareholders may be cashed out in the transaction Estimate is 3 for 22,700 shares
  - Need to determine a reasonable approach of these shareholders
  - Recommendation is for those who are cashed out to issue options that expire upon expiration of put
- Option Holders
  - We have 87 option holders 82 are not shareholders
  - This represents another 808K shares at weighted exercise price of $1.18
  - At the current stock price nearly all these shares are out of the money
  - Recommendation is to leave options in pace since an exercise would still not put the Company in a position where it had over 300 shareholders

Option Holders

Group	count not SH	options		Weighted Price
total Board	2	173,333		$ 0.86
total execs		65,000		0.96
total current employees	29	264,000		1.48
total past employees	50	306,500		1.16
50				
total option holders	82	808,833		$ 1.18

Emtec
Business & Technology Empowered

Potential Costs

EXPENSE	$$
Fairness Opinion	$ 50
Committee Counsel	-
Company Counsel	150
Investor Counsel	
Investor Fees	
Investor Expenses	
Existing Investor Counsel	50
Existing Investor Fees	30
Senior Lender Counsel	20
Accounting Fees	10
Management counsel	-
management advisor	-
printing filing and misc.	40
	$ 350

Emtec Business & Technology Empowered

Preliminary Inputs for Equity Value Per Share

		LTM NOV				LTM FEB EST		
		Actual	Less Fed	Pro Forma		Est	Less Fed	Pro Forma
Revenue		210,748	69,007	141,741		207,344	60,934	146,410
GP		38,383	(19)	38,402		36,988	6,898	30,090
EBITDA		(8,213)	2,571	(10,784)		(6,703)	3,448	(10,151)
ADJ EBITDA		5,691	3,860	1,831		6,263	3,448	2,816
corp OH tied to fed	1		(4,000)	4,000		-	(4,000)	4,000
fully allocated EBITDA		5,691	(140)	5,831		6,263	(552)	6,816
Ent Value data								
cash		1,769		1,769		-		-
debt		24,559	(4,000)	20,559		26,101	(4,000)	22,101
cap leases		274		274				270
Put liability		929		929				929
Earnout liability		4,665		(4,665)				(4,665)
Est equity Value for Fed			2,691	2,691			2,691	2,691
Mezz warrants		6.50%		6.50%		6.50%		6.50%
shares outstanding		18,214		18,214				18,214

Emtec
Business & Technology Empowered